SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Dorian LPG Ltd.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Common Stock, par value of $0.01 per share
(Title of Class of Securities)
Y2106R110
(CUSIP Number of Class of Securities)
Dorian LPG Ltd.
c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, Connecticut 06902
(203) 674-9900
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)
With a copy to:
Will Vogel
Watson Farley & Williams LLP
250 West 55th Street
New York, New York 10019
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$99,999,994.50	$10,910

*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of up to 7,407,407 common shares, par value $0.01 per share, at the tender offer price of $13.50 per common share.

**
The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 for each $1,000,000.00 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Dorian Shipping LPG Ltd., a Marshall Islands corporation (“Dorian” or the “Company”), to purchase up to 7,407,407 of its common shares, par value $0.01 per share, at a price of $13.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 2, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Item 1.
Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2.
Subject Company Information.

(a)   The name of the issuer is Dorian LPG Ltd., a Marshall Islands corporation, and the address of its principal executive office is 27 Signal Road, Stamford, CT. The telephone number of its principal executive office is +1 (203) 674-9900.
(b)   The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase under Section 7 (“Price Range of the Shares”) is incorporated herein by reference.
Item 3.
Identity and Background of Filing Person.

(a)   The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 9 (“Information About Dorian LPG Ltd.”) is incorporated herein by reference.
Item 4.
Terms of the Transaction.

(a)   The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:
“Summary Term Sheet”;
“Introduction”;
Section 1 (“Terms of the Offer”);
Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”);
Section 3 (“Procedures for Tendering Shares”);
Section 4 (“Withdrawal Rights”);
Section 5 (“Purchase of Shares and Payment of Purchase Price”);
Section 6 (“Conditions of the Offer”);
Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);
Section 13 (“Certain Material U.S. Federal Income Tax Consequences of the Offer”); and
Section 14 (“Extension of the Offer; Termination; Amendment”).

(b)   The information in the “Introduction” to the Offer to Purchase and in Section 10 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 5.
Past Contacts, Transactions, Negotiations and Agreements.

(a)   The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 6.
Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)   The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Other Plans”) is incorporated herein by reference.
Item 7.
Source and Amount of Funds or Other Consideration.

(a)   The information set forth in the Offer to Purchase under Section 8 (“Source and Amount of Funds”) is incorporated herein by reference.
(b)   The information set forth in the Offer to Purchase under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.
Item 8.
Interest in Securities of the Subject Company.

(a) and (b)   The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 9.
Persons/Assets, Retained, Employed, Compensated or Used.

(a)   The information set forth in the Offer to Purchase under Section 15 (“Fees and Expenses”) is incorporated herein by reference.
Item 10.
Financial Statements.

Not applicable.
Item 11.
Additional Information.

(a)   The information set forth in the Offer to Purchase under Section 10 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 9 (“Information about Dorian LPG Ltd.”), Section 11 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.
(b)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.
Exhibits.

(a)(1)(A)**	Offer to Purchase dated February 2, 2021.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 2, 2021.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 2, 2021.
(a)(1)(F)*	Press Release dated February 2, 2021.
(a)(1)(G)*	Excerpts from transcript of the Company’s earnings conference call on February 2, 2021.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)	Not Applicable.
(d)(1)	Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-194434), filed with the Commission on April 28, 2014.
(d)(2)	2014 Executive Severance and Change in Control Severance Plan, incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed with the Commission on May 31, 2016.
(d)(3)	Form of Restricted Stock Award Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on June 22, 2016.
(d)(4)	Registration Rights Agreement by and between Dorian LPG Ltd. and Kensico Capital Management Corporation, incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed with the Commission on May 31, 2016.
(d)(5)	Lending and Security Agreements, each dated July 29, 2013, between John C. Hadjipateras and the persons named therein, incorporated by reference to Exhibit A of the Schedule 13D filed with the Commission on January 12, 2016.
(d)(6)	Shareholder Proxies, each dated December 22, 2015, in favor of John C. Hadjipateras granted by the persons named therein, incorporated by reference to Exhibit A of the Schedule 13D filed with the Commission on January 4, 2016.
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith.

Item 13.
Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 2, 2021	DORIAN LPG LTD.
	By:	/s/ John C. Hadjipateras
Name: John C. Hadjipateras
Title: Chairman, President and Chief Executive Officer; President, Dorian LPG (USA) LLC

EXHIBIT INDEX
(a)(1)(A)**	Offer to Purchase dated February 2, 2021.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 2, 2021.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated February 2, 2021.
(a)(1)(F)*	Press Release dated February 2, 2021.
(a)(1)(G)*	Excerpts from transcript of the Company’s earnings conference call on February 2, 2021.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Not Applicable.
(b)	Not Applicable.
(d)(1)	Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1/A (Registration Number 333-194434), filed with the Commission on April 28, 2014.
(d)(2)	2014 Executive Severance and Change in Control Severance Plan, incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed with the Commission on May 31, 2016.
(d)(3)	Form of Restricted Stock Award Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the Commission on June 22, 2016.
(d)(4)	Registration Rights Agreement by and between Dorian LPG Ltd. and Kensico Capital Management Corporation, incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed with the Commission on May 31, 2016.
(d)(5)	Lending and Security Agreements, each dated July 29, 2013, between John C. Hadjipateras and the persons named therein, incorporated by reference to Exhibit A of the Schedule 13D filed with the Commission on January 12, 2016.
(d)(6)	Shareholder Proxies, each dated December 22, 2015, in favor of John C. Hadjipateras granted by the persons named therein, incorporated by reference to Exhibit A of the Schedule 13D filed with the Commission on January 4, 2016.
(g)	Not Applicable.
(h)	Not Applicable.

*
Filed herewith.